United States securities and exchange commission logo





                              June 15, 2023

       Thomas P. Gallagher
       Chief Executive Officer
       Miami International Holdings, Inc.
       7 Roszel Road, Suite 1A
       Princeton, NJ 08540

                                                        Re: Miami International
Holdings, Inc.
                                                            Amendment No. 6 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 7,
2023
                                                            CIK No. 0001438472

       Dear Thomas P. Gallagher:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 6 to Draft Registration Statement on Form S-1

       Prospectus Summary
       Our Company, page 1

   1. We note that you intend to launch a fourth Taker-Maker U.S. options exchange in early
                                                        2024. Please disclose
what crypto assets, if any, will be or are expected to be traded on this platform.
 Thomas P. Gallagher
FirstName  LastNameThomas
                    Holdings,P.Inc.
                                 Gallagher
Miami International
Comapany
June       NameMiami International Holdings, Inc.
     15, 2023
June 15,
Page 2 2023 Page 2
FirstName LastName
Our Growth Strategy
Expanding into the emerging, regulated cryptocurrency and digital asset markets, page 8

2. Please revise your disclosure on page 9 relating to the Bermuda regulatory environment to clarify that any crypto asset or crypto asset products launched on BSX would not be made available to U.S. persons and that you would, in consultation with counsel, implement appropriate procedures to ensure that any investors in these products meet the eligibility requirements of such products. In this regard, we note your disclosure on page 136.
The Offering, page 14

3. Please enhance your disclosure here as well as on pages 68, 70, and 207 to clarify what happens to the outstanding options to acquire preferred stock and non-voting common stock upon the IPO.
Risk Factors, page 21

4. Refer to your added disclosure on page 155. Please add a risk factor addressing the risks related to conducting settlement processes for physically settled crypto asset-related products through the Bakkt Warehouse.
Risks Related to Our Growth Strategy
We intend to opportunistically pursue potential acquisitions and strategic alliances, page 34

5. We note your disclosure that you intend to opportunistically pursue potential acquisitions.
         Please tell us whether you have any current plans, arrangements or agreements for any acquisitions. In this regard, we note media reports that you are seeking to acquire
         LedgerX, which is being sold in FTX's bankruptcy proceedings.
Risks Related to Legal and Regulatory Matters
There are significant regulatory hurdles to launching new crypto-based products, page 43

6. We note your disclosure on pages 45, 136 and 153 that you could be subject to judicial or administrative sanctions for acting as a broker, dealer, or national securities exchange without appropriate registration. Please revise to disclose that you could be subject to judicial or administrative sanctions for acting as a clearing agency without appropriate registration.
Changes to the legislative or regulatory environment may impose new or unanticipated burdens, page 45

7. Please revise your disclosure here and on page 159 to clarify the status of SEC proposals as proposed rulemakings and not legislation.
 Thomas P. Gallagher
FirstName  LastNameThomas
                    Holdings,P.Inc.
                                 Gallagher
Miami International
Comapany
June       NameMiami International Holdings, Inc.
     15, 2023
June 15,
Page 3 2023 Page 3
FirstName LastName
Our exchanges have self-regulatory obligations that may create conflicts of interest, page 48

8. Please revise your disclosure to identify which category of U.S. exchanges are responsible for identifying possible violations of the securities laws, and whether such responsibilities extend to derivatives transactions.
Risks Related to This Offering and Our Common Stock
Our amended and restated certificate of incorporation contains provisions that set ownership and voting limitations, page 55

9. Please revise your disclosure to clarify to whom prior notice with respect to ownership and exercise of voting power of your capital stock must be given. Capitalization, page 67

10. We note that your offering includes shares of common stock by selling shareholders.
         Please enhance your disclosures to explain how the conversion of all the outstanding shares of Series B convertible preferred stock and nonvoting common stock will be effected, is probable and clarify the underlying terms of these issuances as disclosed in
         Note 16. Equity, beginning on page F-35 as necessary.

11. Your total capitalization agrees to the total amount of your liabilities and stockholders'
         deficit as shown on page F-3, and not your capitalization, and does not foot. Please revise so that the capitalization table properly foots.
Unaudited Pro Forma Condensed Combined Statement of Operations, page 73

12. Please revise so that the amounts shown for your historical weighted-average shares and income per share agree to page F-4. Since we note that the pro forma weighted-average shares agree to your historical amounts on page F-4, tell us whether the pro forma weighted-average shares are based on the weighted-average number of shares outstanding during the period adjusted to give effect to the number of shares issued to consummate the transaction as if the shares were outstanding as of the beginning of the period presented.
         Refer to Item 11-02(a)(9)(ii).
Note 2. Purchase Price Allocation, page 74

13. Please provide a table showing the components of the total consideration transferred and disclose how they were measured. For the contingent consideration, also provide any disclosures required by Item 11-02(a)(11)(ii)(A) of Regulation S-X.
14. Since you disclose that the assets and liabilities assumed are reflected at their preliminary estimated fair values, please include a prominent statement that the accounting is incomplete and provide any disclosures required by Item 11-02(a)(11)(ii)(B).
 Thomas P. Gallagher
FirstName  LastNameThomas
                    Holdings,P.Inc.
                                 Gallagher
Miami International
Comapany
June       NameMiami International Holdings, Inc.
     15, 2023
June 15,
Page 4 2023 Page 4
FirstName LastName
Notes to Pro Forma Condensed Combined Information
Note 1. Basis of Presentation, page 74

15. You disclose that the pro forma financial statements reflect events that are directly attributable to the combination, factually supportable, and expected to have a continuing impact on the combined results. Please revise your presentation consistent with the recent amendment to Item 11-02(a)(6)(i)(B) of Regulation S-X. Refer to Release 33-10786.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Business Model
Futures, page 77

16. Please tell us why you disclose that Dorman Trading will be included in the Futures segment. Since you acquired Dorman Trading in October 2022, disclose what segment Dorman Trading is included in for 2022.
Results of Operations
Comparison of the Years Ended December 31, 2022 and 2021, page 83

17. Please revise your disclosures to clearly reflect that adjusted revenues less cost of revenue is a non-GAAP measure. Refer to Question 100.05 of the Compliance and Disclosure
         Interpretations on Non-GAAP Financial Measures.
18. Please tell us how the adjustments for impairment of Pyth tokens, the provision for CAT notes receivable, and cash bonuses to directors are consistent with
Item 10(e)(1)(ii)(B) of
         Regulation S-K as these appear to be elective, cash based, necessary operating costs and
         Pyth tokens were received in exchange for data services provided. Refer to Questions
         100.01 and 102.03 of the Compliance and Disclosure Interpretations on Non-GAAP
         Financial Measures.
19. Where a material change in a line item is attributed to two or more factors, including offsetting factors, the contribution of each identified factor should be described in quantified terms, if reasonably practicable. Please revise your disclosures accordingly.
         Refer to Item 303(a) of Regulation S-K and Section III.D of SEC Release No. 33-6835.
Key Business Metrics, page 86

20. You disclose that three customers accounted for a significant amount of your total revenues during the years ended December 31, 2022, 2021 and 2020. Please disclose the level of recurring customers and or revenues, for the periods presented.
Critical Accounting Policies and Estimates
Common Stock Valuation, page 116

21. Once you have an estimated offering price or range, tell us the reasons for any differences between recent valuations of your common stock leading up to the IPO and the estimated
 Thomas P. Gallagher
FirstName  LastNameThomas
                    Holdings,P.Inc.
                                 Gallagher
Miami International
Comapany
June       NameMiami International Holdings, Inc.
     15, 2023
June 15,
Page 5 2023 Page 5
FirstName LastName
         offering price. Please discuss with the staff how to submit your response.
Our Competitive Strengths
Successful History of M&A and Strategic Investments, page 133

22. Please tell us whether you continue to have investments in Lukka, Inc., MEEG Holdings
         Limited, Vesica Technologies, Inc., Stratifi Technologies, Inc., Diamond Standard Inc.
         and OptionsAI, Inc. To the extent that you continue to have these investments or others, and to the extent that such investments are material, please disclose your holdings in such companies as well as the material terms of any agreements you have with such companies.
Our Growth Strategy
Expanding into the emerging, regulated cryptocurrency and digital asset markets, page 135

23. We note your disclosure here that you believe you have a unique opportunity to develop and launch regulated products in the crypto assets markets and that, in the near term, you plan to launch cash-settled futures contracts on MGEX on certain crypto assets such as
         Bitcoin. Please expand your disclosure here and in your risk factors section to provide examples of how the bankruptcies of FTX and other companies in the crypto asset markets have brought increased scrutiny to the crypto asset industry and how such scrutiny may impact your plans to develop and launch products in the crypto asset markets. For example, describe any risks related to the assertion of jurisdiction by U.S.
         and foreign regulators and other government entities over crypto assets and crypto asset markets, and any material pending crypto-related legislation or regulation that has or may impact such plans to launch new products.
Further monetizing and enhancing our data and analytics capabilities, page 136

24. Refer to your response to comment 15, and please disclose the substance of your response in your amended registration statement. Also disclose when BSX will receive its earned
         Reward PYTH Tokens and how many tokens BSX has earned but not yet received. In addition, we note that BSX plans to hold any replacement PYTH tokens that it receives for the now-inaccessible PYTH tokens, as well as any PYTH tokens it receives in exchange for data provided to the PYTH network in a non-FTX replacement account or hot wallet. Please disclose whether you currently have any agreements with a third-party custodian and, if so, please describe the material terms of the agreement. Also briefly describe the risks of using a hot wallet in your risk factors section.

Regulatory Environment and Compliance
U.S. Regulation - Dorman Trading, page 154

25.      We note your responses to prior comments 14 and 17. Please disclose comparable
         Dorman crypto-related futures activity, including total contracts traded, open interests, the notional value and your exposure to loss.
 Thomas P. Gallagher
FirstName  LastNameThomas
                    Holdings,P.Inc.
                                 Gallagher
Miami International
Comapany
June       NameMiami International Holdings, Inc.
     15, 2023
June 15,
Page 6 2023 Page 6
FirstName LastName
Experts, page 228

26. Please tell us why you do not make reference to Ryan & Juraska LLP as experts.
Miami International Holdings, Inc.
Consolidated Balance Sheets, page F-3

27.      Please revise the line items on the balance sheets for the following:
             Your largest liability, puttable common stock, should be shown separately and not included within the line item other non-current liabilities.
             Your preferred stock should be labeled to show that it is convertible.
Consolidated Statements of Operations, page F-4

28. Please tell us whether costs included in cost of revenues represent all of your costs of revenue, including compensation, depreciation, etc. or just your transaction-based expenses. Refer to SAB Topic 11.B.
Note 3. Business Combinations
Dorman Trading Acquisition, page F-16

29.      Please respond to the following:
             Disclose the date used to value the consideration. Refer to ASC 805-30-50-1(b).
             Disclose the method used to determine the fair value of the common stock issued.
             Refer to ASC 805-30-50-1(b)(4).
Unaudited Pro Forma Financials, page F-18

30. Please reconcile for us the difference between the pro forma net income for 2022 on page
         F-18 with the pro forma net income for 2022 on page 73.
Note 4. Revenue Recognition
Consideration Payable to a Customer, page F-20

31. We acknowledge your response to comment 18. On page 80, you disclose that you offer liquidity payments that exceed or are higher than transaction fees resulting in inverted pricing to attract order flow. Please address the following:
             Tell us how liquidity payments are determined and or calculated and whether the liquidity payments exceed the fair value of the distinct goods or services provided to you by your customer.
             Tell us if you account for liquidity payments that result in inverted pricing differently than liquidity payments that are less than transaction fees. Refer to ASC 606-10-32-25 and 32-26.
32. You disclose that liquidity payments are accounted for as consideration payable to a customer and reduce revenue in the period in which the rebate is earned by the customer and the payment is provided. On page 79, you disclose that liquidity payments are
 Thomas P. Gallagher
FirstName  LastNameThomas
                    Holdings,P.Inc.
                                 Gallagher
Miami International
Comapany
June       NameMiami International Holdings, Inc.
     15, 2023
June 15,
Page 7 2023 Page 7
FirstName LastName
         classified within cost of revenues in the consolidated statement of operations and you classify liquidity payments within cost of revenues in the consolidated statements of operations on page F-4. Please reconcile and revise your disclosures accordingly.
Note 11. Goodwill and Intangible Assets, page F-27

33. You disclose that BSX received Pyth tokens in exchange for certain data provided by
         BSX to the Pyth Network. Please tell us why you classified the impairment of the Pyth tokens within non-operating expenses since payment for services is part of your operating activities.
Note 14. Fair Value Measurement
Fair Value of Assets and Liabilities, page F-31

34. Refer to the table at the top of page F-32. Please tell us the significant factors that caused your common stock price to decline from $12.89 in 2021 to $9.92 in 2022.
Note 16. Equity
Common Stock, page F-35

35.      Please respond to the following:
             Disclose the terms of the non-voting common stock, including whether and how the stock may become voting common stock. Refer to ASC 505-10-50-3. You interchangeably refer to warrants and common stock issued under your ERP
             programs as "redeemable" and or "puttable". Clarify whether the redeemable common stock is the puttable common stock related to the ERP program and conform references throughout your disclosures. If not, disclose the significant terms, accounting policies and classification of the redeemable stock. Disclose dividend terms.
36. Please provide us with an analysis of the valuation of your puttable common stock and other equity issuances during fiscal 2022 and 2023, including the method used for determining fair value and the nature of the material assumptions, whether the valuations were contemporaneous, the weightings applied, the determination of comparable companies, and any discounts. Relate the analysis to key milestones in your development. Please discuss with the staff how to submit your response.
Preferred Stock, page F-35

37. Please tell us the current status of and accounting for the contingent promissory notes given to the Series A preferred shareholders.
Equity Rights Program, page F-37

38. With respect to the ERP warrants and puttable common stock, please respond to the following:
             Disclose where you include the ERP warrants in the tables on page F-37.
 Thomas P. Gallagher
Miami International Holdings, Inc.
June 15, 2023
Page 8
                Disclose how many of each series are outstanding as of December 31, 2022 and
              2021.
                Disclose the number of puttable common shares outstanding as of December 31,
              2022 and 2021.
                Disclose the terms that will cause the termination of the put rights.
Note 17. Share-based Compensation
Stock Options, page F-41

39. Please revise the presentation to separately reflect the information for the stock options for preferred stock and stock options for nonvoting common stock.
Note 18. Segment Reporting, page F-44

40.      Please respond to the following:
             You refer to intersegment eliminations under corporate and other but those eliminations are not obvious in the reconciliations. In addition, we do not see any reconciling items. Please advise. Refer to ASC 280-10-50-31. Disclose the significant components included in corporate and other operating
             expenses. Refer to ASC 280-10-50-22.

       You may contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Sonia Bednarowski at 202-551-3666 with any other questions.



FirstName LastNameThomas P. Gallagher                           Sincerely,
Comapany NameMiami International Holdings, Inc.
                                                                Division of
Corporation Finance
June 15, 2023 Page 8                                            Office of
Crypto Assets
FirstName LastName